Quaker Investment Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin  53202

August 23, 2016

VIA EDGAR TRANSMISSION

Jacob Sandoval
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Quaker Investment Trust (the “Trust”) File Nos.: 33-38074 and 811-06260

Dear Mr. Sandoval:

This correspondence is submitted in response to comments given via telephone by staff from the Securities and Exchange Commission (the “SEC”) (the “Staff”) to employees of U.S. Bancorp Fund Services, LLC (the “Fund Administrator”) on behalf of the Trust on July 20, 2016. The comments concern the registration statement for the period ended June 30, 2015 filed on Form N-1A on October 28, 2015 (SEC Accession No. 0000894189-15-005519) (the “Registration Statement”) and the annual shareholder report for the period ended June 30, 2015 filed on Form N-CSR on September 8, 2015 (SEC Accession No. 0000930413-15-003661) (the “Annual Report”) made by the Trust, on behalf of its series (each a “Fund” and together, the “Funds”). For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s respective responses.

In connection with this response to the Staff’s comments, the Company hereby states the following:

(1)	The Trust acknowledges that in connection with the comments made by the Staff regarding reports filed on Form N-1A and Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)	The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Funds.

PROSPECTUS

1. Staff Comment: The Staff notes in the Registration Statement that the Quaker Strategic Growth Fund has not adopted a fundamental investment policy to allow concentrations of greater than 25% of net assets in an industry. Please confirm to the Staff that the Fund does not invest 25% or more of its net assets in an individual industry, especially regarding industries within the consumer non-cyclical sector, in which sector the Staff notes that the Fund has invested 47.4% of its net assets as of the Annual Report.

Response: The Trust confirms supplementally that the Fund does not hold positions in any industry which positions constitute 25% or greater of the Fund’s net assets. This is true for industries in all sectors, including the consumer non-cyclical sector.

ANNUAL REPORT

2. Staff Comment: With regard to the Quaker Event Arbitrage Fund, please disclose the Fund’s use of derivatives in line with the letter from the SEC to the Investment Company Institute entitled “Derivatives-Related Disclosures by Investment Companies” and dated 7/30/2010 (the “Barry Miller letter”).

Response: The Trust believes that the Fund’s derivatives disclosure is consistent with the SEC staff’s letter to the ICI regarding derivatives disclosure.

3. Staff Comment: Going forward, disclose the counterparty for all written options traded over the counter by the Quaker Event Arbitrage Fund within the Schedule of Investments of the Annual Report.

Response: The Trust confirms supplementally that the Fund did not trade in written options over the counter during the fiscal year ended June 30, 2015. The Trust undertakes to disclose the aforementioned information in future reports as it becomes relevant to the Fund.

4. Staff Comment: Supplementally disclose to the Staff if any of the Funds executed trades pursuant to Rule 17a-7 of the Investment Company Act of 1940 (“affiliated trades”); if such trades were made, disclose why they were not disclosed in the Annual Report.

Response: The Trust confirms supplementally that none of the Funds participated in any affiliated trades during the fiscal year ended June 30, 2015 and, as a result, none were disclosed within the Annual Report. The Trust undertakes to disclose affiliated trades in future reports as the disclosure becomes relevant to the Funds, beginning with the next annual shareholder report for the year ended June 30, 2016 filed on Form N-CSR.

5. Staff Comment: Within the Annual Report’s Statement of Operations, consider updating the line item entitled “Securities lending income” to disclose that the income is net, provided the Trust is not disclosing gross securities lending income.

Response: The Trust undertakes to amend the disclosure in future reports, beginning with the next annual shareholder report for the year ended June 30, 2016 filed on Form N-CSR.

6. Staff Comment: Within note 2 to the Financial Statements, consider including quantitative information regarding the unobservable inputs used in determining fair valuation measurements for the Funds.

Response: The Trust undertakes to include the requested information in future reports.

If you have any questions regarding the responses to these comments, please do not hesitate to contact Michael Quebbemann at U.S. Bancorp Fund Services, LLC on behalf of the Trust at 414 -765-6316.

Sincerely,

/s/ Jeffry H. King, Sr.
Jeffry H. King, Sr.
Chief Executive Officer, Chairman and Trustee, Quaker Investment Trust

Cc: Jonathan Kopcsik, Stradley Ronon Stevens & Young, LLP